ATTORNEYS AT LAW ONE INDEPENDENT DRIVE, SUITE 1300 JACKSONVILLE, FL 32202-5017 P. O. BOX 240 JACKSONVILLE, FL 32201-0240 904.359.2000 TEL 904.359.8700 FAX foley.com
July 13, 2010
WRITER’S DIRECT LINE 904.633.8913 mkirwan@foley.com EMAIL CLIENT/MATTER NUMBER 040521-0299

Via EDGAR

Mr. Tom Kluck Branch Chief United States Securities and Exchange Commission Division of Corporate Finance, Mail Stop 3010 Washington, D.C. 20549
Re:	Regency Centers Corporation and Regency Centers, L.P.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 26, 2010
File Nos. 1-12298 and 0-24763

Dear Mr. Kluck:

On behalf of Regency Centers Corporation (“Regency”) and its operating partnership Regency Centers, L.P., the following information is furnished in response to the comments in your letter to Martin E. Stein, Regency’s Chief Executive Officer, dated July 12, 2010.

Form 10-K

Item 15, Exhibits and Financial Statement Schedules, page 132

1. We have reviewed your response to comment 1 in our letter dated May 24, 2010. Please note that material contracts filed pursuant to Item 601(b)(10) of Regulation S-K must be filed in their entirety. Please file copies of exhibits 10(f) and 10(g) if such contracts are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

Regency will file full copies of Exhibits 10(f) and 10(g) as exhibits to its Form 10-Q for the quarter ended June 30, 2010.

2. As noted in our letter dated May 24, 2010 and below, please provide, in writing, a statement from the company making the three required acknowledgements. Please see the third to last paragraph below.

Mr. Tom Kluck

July 13, 2010

Response:

Please find filed as separate correspondence a statement from Regency that provides the “Tandy” acknowledgments.

If you should have any additional questions, please contact me at (904) 633-8913.

Sincerely,

/s/ Michael B. Kirwan
Michael B. Kirwan

cc:	Martin E. Stein, Chairman and Chief Executive Officer
Brian M. Smith, President and Chief Operating Officer
Bruce M. Johnson, Executive Vice President and Chief Financial Officer
J. Christian Leavitt, Senior Vice President and Chief Accounting Officer
Donald H. Packard, III, KPMG LLP

July 13, 2010

VIA EDGAR

Mr. Tom Kluck, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 3010

Washington, D.C. 20549

Re:	Regency Centers Corporation and Regency Centers, L.P.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 26, 2010
File Nos. 1-12298 and 0-24763

Dear Mr. Kluck:

On behalf of Regency Centers Corporation (“Regency”) and its operating partnership Regency Centers, L.P., the following acknowledgments are furnished to accompany our response to the comments in your letter to Martin E. Stein, Regency’s Chief Executive Officer, dated July 12, 2010.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any additional questions, please contact me at (904) 598-7608.

Sincerely,

/s/ J. Christian Leavitt
J. Christian Leavitt, Senior Vice President and Chief Accounting Officer

cc:	Martin E. Stein, Chairman and Chief Executive Officer
Brian M. Smith, President and Chief Operating Officer
Bruce M. Johnson, Executive Vice President and Chief Financial Officer
Michael B. Kirwan, Esq., Foley & Lardner LLP
Donald H. Packard, III, KPMG LLP

ONE INDEPENDENT DRIVE, SUITE 114 . JACKSONVILLE, FL 32202 . 904.598.7000 . 800.950.6333 . FAX: 904.634.3428 . REGENCYCENTERS.COM